November 2, 2006
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc.
Amendment No. 2 to Form F-1
Filed October 12, 2006
Amendment No. 3 to Form F-1
Filed October 23, 2006
File No. 333-135943

North American Energy Partners Inc.
Form 20-F, as amended, for fiscal year ending March 31, 2005
Filed November 25, 2005
Form 20-F, as amended, for fiscal year ending March 31, 2006
Filed August 30, 2006
File No. 333-111356
Ladies and Gentlemen:
On behalf of the above-referenced Registrants, we have filed through EDGAR Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 4 reflects all changes made to the Registration Statement.
In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 1, 2006, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional

United States Securities and Exchange Commission
November 2, 2006

information exactly as set forth in the November 1 comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
Amendment Nos. 2 and 3 to Form F-1
General
1.	We note that you have filed the form of Articles of Amalgamation for North American Energy Partners. Please also file its by-laws.

Response: The Registrant has filed with Amendment No. 4 the form of By-Law No. 2 for NACG Holdings Inc. that is expected to be approved at the November 3, 2006 shareholder meeting and will be the by-laws of the amalgamated North American Energy Partners Inc. as Exhibit 3.4.

2.	We note that you have filed a separate confidential treatment request for certain information contained in exhibit 10.12 to the F-1. We will respond to your request in a separate communication.

Response: The Registrant notes the Staff’s comment.
The Reorganization, page 34
3.	Please identify the holders of the Series A and B preferred shares.

Response: The Registrant has included the requested disclosure on page 34 of Amendment No. 4.
Management
Employment Agreements, page 108
4.	We note that you indicate that each executive officer has agreed to a non-competition period of two years after his employment. According to Section 14 of each of the employment agreements filed as exhibits, the non-competition relates to interfering with the employment of persons employed by NACG or its affiliates. Please clarify the nature of the non-competition to which each executive is bound.

Response: The Registrant has added disclosure on page 110 of Amendment No. 4 to clarify the nature of the non-competition to which each executive is bound.

United States Securities and Exchange Commission
November 2, 2006

Related Party Transactions
Advisory Services Agreement, page 110
5.	We note that the Sterling Group received a fee of $3 million and that the Sponsors received a $3 million fee upon the closing of the acquisition. Please state this in the prospectus.

Response: The Registrant refers the Staff to the added disclosure on page 111 of Amendment No. 4.
Series B Preferred Shares, page 113
6.	Please identify the selling shareholders to whom each tranche of Series B preferred shares were sold. Please state that the Series B preferred shares will be converted into common stock upon the reorganization and state the amount of common stock that each Sponsor will receive.

Response: The Registrant has included the requested disclosure under the heading “Related Party Transactions — Series B Preferred Shares” on page 114.
Principal and Selling Shareholders, page 114
7.	Please advise supplementally why you have presented this table without giving effect to the reorganization.

Response: Amendment No. 4 presents the table after giving affect to the reorganization. The Registrant notes that it will provide share numbers in this table in a subsequent amendment to the Registration Statement after the share split ratio is determined.

8.	We note your response to our prior comments 2 and 9 and re-issue them in part. It still is not clear which of the shareholders in the table on pages 114-116 will be selling shares in the offering. In regard to any entity selling shareholder, please be advised that you must identify all natural persons who have authority to vote, or dispose of, the securities. In that regard, we note that Richard Perry is a beneficial owner for shares held in the name of Perry Luxco and Perry Partners International. Provide a separate line item for Richard Perry reflecting the aggregate number of such shares.

In addition, if any selling shareholder is a broker-dealer, you will need to identify it as an underwriter unless you can state in the prospectus that it obtained the

United States Securities and Exchange Commission
November 2, 2006

securities being registered for resale as compensation for investment banking services. If any selling shareholder is affiliated with a registered broker-dealer, you will need to identify it as an underwriter unless you can state in the prospectus that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: The Registrant will supplementally provide the Staff with a completed principal and selling stockholders table showing the selling stockholders and the amount of shares they are selling. The Registrant has included a separate line item for Richard Perry and added the required disclosure regarding broker-dealers and underwriters under the heading “Principal and Selling Shareholders” beginning on page 115 of Amendment No. 4.
Description of Share Capital
General, page 120
9.	Please delete the references to Series A preferred shares, as it appears from the form Articles of Amalgamation that North American Energy Partners will not be authorized to issue preferred shares or advise.

Response: The Registrant has deleted the references to Series A preferred shares on page 121 of Amendment No. 4.
Underwriting, page 133
General
10.	We note that you state that the underwriting agreement may be terminated at the discretion of the underwriters “on the occurrence of certain stated events.” Please revise to specify the events that may give rise to the underwriters’ ability to terminate the agreement.

Response: The Registrant has revised the disclosure to specify the events that may give rise to the underwriters’ ability to terminate the underwriting agreement on page 134 of Amendment No. 4.

United States Securities and Exchange Commission
November 2, 2006

Exhibits
11.	Please file all remaining exhibits, including the ones for which you seek confidential treatment.

Response: The Registrant has filed with Amendment No. 4 the form of By-Law No. 2 of NACG Holdings Inc. as Exhibit 3.4, the Opinion of Borden Ladner Gervais LLP as Exhibit 5.1 and the consent of KPMG LLP as Exhibit 23.2. The Registrant respectfully notes that it has previously filed the exhibit for which it seeks confidential treatment.
Exhibit 5.1
12.	Please obtain and submit a revised opinion of counsel that provides an opinion on the securities to be sold by North American Energy Partners, as opposed to NACG Holdings.

Response: The Registrant has filed with Amendment No. 4 a revised opinion of counsel that provides an opinion on the securities to be sold by the amalgamated North American Energy Partners Inc. as Exhibit 5.1.
Form 20-F/As of North American Energy Partners Inc. for the fiscal years ended March 31, 2005 and 2006
Controls and Procedures, page 55
13.	We re-issue our prior comment 11. It does not appear that you amended these forms as you indicated in your response letter to delete the qualifying language “in all material respects.”

Response: The Registrant has filed a third amendment to the Form 20-F for the year ended March 31, 2005 (the “2005 Form 20-F”) that deletes the words “in all material respects” from the disclosure referenced in the Staff’s comment. The Registrant has also filed a second amendment to its Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”) that deletes the same language.

14.	We note that you state that there were no changes to the internal controls over financial reporting during both fiscal years. However, in your 20-F/A filed for fiscal year 2005 you state that you “are currently addressing the deficiencies” and that you started a procurement project in the Spring of 2005, and hired new staff. Given these changes, please advise supplementally how you reached the conclusion you did in each of your filings.

United States Securities and Exchange Commission
November 2, 2006

Response: The Registrant has revised the disclosure in the 2005 Form 20-F and 2006 Form 20-F to state that there were changes in the Registrant’s internal control over financial reporting that are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

15.	We note your statement that due to your restatements, you were unable to file your financial statements within the deadlines imposed by the indentures for the 8 3/4% and 9%. Please state whether this constituted a default under these indentures, and if so, the consequences of the defaults.

Response: The Registrant has revised the 2005 Form 20-F and 2006 Form 20-F to disclose that in each case the Registrant filed its financial statements before the matter developed into an event of default under the indentures.
Courtesy packages containing a copy of Amendment No. 4 and this letter are being delivered to each individual shown as a carbon copy recipient of the Staff’s comment letter.
If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 4, please contact the undersigned at 713-221-1306 or Troy L. Harder at 713-221-1456.

Very truly yours, Bracewell & Giuliani LLP
/s/ Gary W. Orloff
Gary W. Orloff

GWO/pd
Enclosures

cc:	Mr. Vincent J. Gallant NACG Holdings Inc. Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP Mr. Troy L. Harder Bracewell & Giuliani LLP